June 23, 2005

Mail Stop 3651

 BY U.S. Mail and Facsimile [ 00331-64-74-5914 ]

 Mr. Jeffrey R. Speed
   Chief Financial Officer
 EURO DISNEY S.C.A.
Immeubles Administratifs
Route Nationale 34
77144 Chessy  France

 	Re:	Euro Disney S.C.A.
 		Form 20-F for Fiscal Year Ended September 30, 2004
 		Filed January 14, 2005
 		File No. 33-79548

Dear Mr. Speed:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Jeffrey R. Speed
Euro Disney S.C.A.
June 23, 2005
Page 2

FORM 20-F (Fiscal Year Ended September 30, 2004)

Item 5. Operating and Financial Review and Prospects
Operating Margin and EBITDA, page 34

1. Since your calculation of "EBITDA" includes items, such as minority interests and exceptional gain or loss, which are not interest, taxes, depreciation or amortization, it appears that you have presented a non-GAAP measure that is not EBITDA. Further, we note your disclosure that such measure is not a measure determined in accordance with French GAAP, nor is it a measure determined under U.S. GAAP. We also note from your disclosure in Note 18 to the audited financial statements that "the Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items." This appears to be your SFAS No. 131 profitability measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing segment performance. If more than one profitability measure is used, paragraph 30 of SFAS No. 131 requires that the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements (which appears to be the financial statement line item `income (loss) before lease and financial charges`). Therefore, if
"EBITDA" is not the measure of segment profitability for which disclosure is required pursuant to SFAS 131, it constitutes a non-GAAP financial measure and, as such, its presentation in your MD&A is not appropriate. Please see Questions 18 and 19 of the Staff`s June
13, 2003 Frequently Asked Questions regarding the use of non-GAAP financial measures for guidance and revise the disclosures or advise.
We may have additional comments upon review of your response.

Results of Operations for Fiscal Year 2003 compared with Fiscal
2002,
page 35

2. Reference is made to the tabular disclosure on page 37 and the related narrative discussion of total costs and expenses that excludes certain costs for Fiscal Year 2003. We note the presentation was made to show the impact of the change in French GAAP related to major renovation expenditures. You may discuss the Euro impact of adoption of this standard on the specific financial statement line items, without disclosing the amounts excluding the charges (i.e., amounts `before accounting change`). Please revise in future filings, as applicable.

Financial Statements
Note 30. Disclosures Concerning the Group`s Results under U.S.
Generally Accepted Accounting Principles, page 115

3. In future filings, please expand this note to provide a statement of cash flows for each period in which statements of income have been reconciled to U.S. GAAP. Refer to Item 17(c)(2)(iii) of Form 20-
F.

Jeffrey R. Speed
Euro Disney S.C.A.
June 23, 2005
Page 3

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328,
Staff Accountant, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief
??

??

??

??